Exhibit 99.40

Aris Gold Corporation

Management’s Discussion and Analysis

For the three months and years ended December 31, 2021 and 2020

(expressed in thousands of United States dollars, except as noted)

Management’s Discussion and Analysis Three months and years ended December 31, 2021 and 2020

The following management’s discussion and analysis (MD&A) of the results of operations and financial condition for Aris Gold Corporation (formerly Caldas Gold Corp.) (the Company or Aris Gold) is prepared as of March 3, 2022 and should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2021 and 2020, and the related notes (the Financial Statements), which have been prepared in accordance with International Financial Reporting Standards (IFRS) and are available on Aris Gold’s website at www.arisgold.com and under the Company’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. Additional information regarding Aris Gold, including its Annual Information Form (AIF) for the year ended December 31, 2021 and dated March 3, 2022, as well as other information filed with the Canadian securities regulatory authorities, is available under the Company’s SEDAR profile. Readers are encouraged to read the Cautionary Note Regarding Forward-looking Information included on page 21 of this MD&A. The financial information in this MD&A is derived from the Financial Statements using accounting policies consistent with IFRS. Reference should also be made to pages 13 through 15 of this MD&A for information about non-IFRS measures referred to in this MD&A. All figures contained herein are expressed in United States dollars (US), except as otherwise stated.

Aris Gold is a company existing under the laws of the Province of British Columbia, Canada. The address of the Company’s registered and records office is 2900 – 550 Burrard Street, Vancouver, British Columbia, V6C 0A3. Aris Gold’s common shares trade on the Toronto Stock Exchange (TSX) under the symbol ARIS and on the OTCQX under the symbol ALLXF. Aris Gold has exchange-traded common share purchase warrants listed on the TSX under the symbol ARIS.WT and senior secured Gold Linked Notes listed on the NEO Exchange under the symbol ARIS.NT.U.

In February 2020, the Company, which at the time was named Bluenose Gold Corp. (Bluenose), completed the acquisition of Caldas Finance Corp. (CFC) through a share exchange transaction (RTO Transaction). CFC owned the Marmato mine in Colombia. Following completion of the RTO Transaction, the Company changed its name to Caldas Gold Corp. and changed its fiscal year end from June 30 to December 31. The historical figures presented herein for the three months ended March 31, 2020 and June 30, 2020 represent those of CFC.

On February 4, 2021, the Company changed its name to Aris Gold Corporation concurrent with the appointment of the new board of directors (Board) and management team (Aris Transaction) and the expansion of the corporate growth strategy.

Business Overview

Aris Gold is led by an executive team with a demonstrated track record of creating value through building globally relevant gold mining companies. The Company’s strategy is to acquire operating gold mines and projects nearing construction with the aim of creating value through diversification, mine and corporate-level optimizations, investing in expansions and near-mine exploration, and active portfolio management. Aris Gold operates the Marmato mine in Colombia where it is advancing the new Lower Mine project to significantly expand gold production and mine life while also modernizing the historic Marmato Upper Mine. The Company also owns the Juby Project in the Abitibi greenstone belt in Ontario, Canada.

In 2021, Aris Gold focused on the planning and starting development of the new Lower Mine expansion project at Marmato, while improving the Marmato Upper Mine operation. The Marmato Upper Mine underwent a workforce reorganization with an enhanced focus on productivity, health and safety, mine planning and cost management. The Lower Mine project team is refining a comprehensive development plan that includes completing optimization studies, finalizing an amended environmental management plan, an update to the mineral resource estimate (MRE) effective June 30, 2021 with the drilling results completed since the Marmato Pre-Feasibility Study mineral resource estimate (PFS MRE) effective March 17, 2020, and preparing for an update of the Mineral Reserve estimate. Under the leadership of the new Aris Gold-led Lower Mine project team, several aspects of the Lower Mine are being reviewed in the context of the significant scale and additional exploration potential of the Marmato deposit, which remains open along strike and at depth.

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Management’s Discussion and Analysis Three months and years ended December 31, 2021 and 2020

Q4 2021 and Annual Highlights

During 2021, Aris Gold advanced the Company on multiple fronts, including:

•

Negotiated a 30-year extension of the mining title at the Marmato mine to October 2051, which included an agreement with the Agencia Nacional de Mineria (ANM) for the creation of a social investment fund with a defined contribution formula based on gold production rates

•	Commenced construction of the Lower Mine project at the Marmato mine with the following notable developments:
○	Submitted the updated Environmental Management Plan (PMA) to Corpocaldas, the regional environmental authority, which addresses the environmental impacts of the Lower Mine development.
○	Awarded the engineering, procurement and construction management (EPCM) contract to Wood PLC for the Lower Mine project.
○	Completed several Lower Mine optimizations with Wood PLC.
○	Progressed FEL3-level engineering and design work and finalizing a detailed cost estimate and construction schedule.
○	Began construction of the new camp and administrative facilities in Q4 2021.
○	Commenced the procurement process for long lead items such as the mill and filter presses.
○	Commenced earthworks at the portal and main ramp system in January 2022 as planned.
○	All other critical path activities remain within the schedule for first gold production from the Lower Mine in Q4 2023.
○

Based on a management review of the Lower Mine capital requirements in Q4 2021, the project capital cost remains in line with the PFS estimate of $270 million, after factoring in the decision to use a mining contractor rather than purchase an owner-mining fleet.

•

Published an inaugural Sustainability Report highlighting the Company’s approach and performance on a range of material environmental, social and governance (ESG) topics and the adoption of a new ESG governance strategy, as well as the Company’s plans and priorities for 2021 and beyond

•

Substantially completed a 35,000-metre drill program that began in May 2020, following completion of the Marmato PFS. The drill program had two objectives: i) convert inferred mineral resources to the indicated category; and ii) test potential areas at depth and along strike. Between May 2020 and June 30, 2021, results were received for 43 holes totalling 27,737 metres, or approximately 80% of the total program. The drill results demonstrated continuity of grades and widths and confirmed the quality and interpretation of the mineralized zones, currently extending 800 metres vertically from the 1,000 metres elevation to the 200 metres elevation, and along strike for over 950 metres. The Marmato deposit is still open with high-grade mineralization along strike and at depth with opportunities for further growth. Additional drill programs are in the planning stage.

•	Announced an updated mineral resource estimate (MRE) for the Marmato mine with an effective date of June 30, 2021:
○

Measured and Indicated mineral resources of 5.8 million ounces (Moz) of gold comprised of 56.9 million tonnes at 3.2 grams per tonne (g/t) gold, representing a 42% increase in contained gold ounces from the PFS MRE.

○	Inferred mineral resources of 2.6 Moz gold comprised of 30.8 million tonnes at 2.6 g/t gold, representing an 18% increase in contained gold ounces from the PFS MRE.

•

Announced encouraging results from an initial 10,000-metre drill program at the Juby gold project in the Abitibi greenstone belt of Ontario. The 2021 drill program comprised 26 diamond drillholes totalling 10,709 metres and achieved its objective, which was to test the extension between the Golden Lake and Big Dome deposits and confirm the known high-grade mineralized zones.

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Management’s Discussion and Analysis Three months and years ended December 31, 2021 and 2020

•

Closed the precious metals purchase agreement (PMPA) with Wheaton Precious Metals International Ltd (WPM) and received $34 million of the $110 million. The remaining $76 million will be received in three installments as development of the Lower Mine progresses.

•

Conducted performance optimization activities at the Marmato Upper Mine including a comprehensive review of operations management, administrative and organizational structures. Aris Gold is focused on recruiting and training individuals from within the Caldas region and increasing procurement of goods and services from local businesses. The regional office in Medellin has been closed and teams have been relocated to the Marmato mine. Q4 2021 results show the improvements that are now starting to be realized in the production and all-in sustaining costs (AISC) statistics (see Operations review and financial performance).

•	Conducted a COVID-19 vaccination program which resulted in over 98% of employees, along with many others in the local communities around the Marmato mine, being vaccinated.

Outlook

Aris Gold management will continue to focus on performance optimization in the Marmato Upper Mine, while ramping up construction of the Lower Mine. The Company’s guidance for 2022 for the Upper Mine operations is as follows:

Upper Mine Guidance
Gold production	40,000 to 45,000 oz gold
All-in sustaining cost	$1,300 to $ 1,400 per oz gold
Sustaining capital	$ 5 million
Expansion capital	$ 3 million

The gold production rate from the Upper Mine is expected to increase in the second half of 2022, as the benefits of the initiatives being implemented by the operations team lead to increased mined grades and increased tonnes mined and processed. Sustaining and expansionary investments in Upper Mine are planned to support the gradual increase in throughput to 1,500 tpd during 2022 with modest plant upgrades, new mining equipment, and enhanced maintenance programs. In 2022, Aris Gold will also complete the remaining upgrades to the Marmato tailings storage facility to align with international compliance standards, including the Canadian Dam Association Guidelines. Based on the guidance for 2022, the Upper Mine is expected to contribute $20 million in free cash flow which will be allocated toward the Lower Mine expansion.

During 2022, the Company expects to invest $85 million in the construction of the Lower Mine. Lower Mine construction commenced in Q4 2021 and will ramp up during 2022 with key milestones including:

•	Construction of a new camp and administrative areas;
•	Successful completion and approval of the Environmental Management Plan (PMA) with Corpocaldas;
•	Development of the new portal and decline; and
•	Procurement of long lead order items.

Based on the Lower Mine development optimization work and the updated MRE effective June 30, 2021 and announced in November 2021, Aris Gold is planning to update the mineral reserve estimate during H1 2022. On the basis of the increases to the updated MRE, the updated gold production profile is anticipated to extend by several years beyond the currently defined mine life in the PFS.

Targeted heath and safety training has resulted in a dramatic reduction in lost time injuries (LTIs) during 2021, and this will remain an area of critical focus during 2022. Social investment for 2022 has been budgeted at $25 per oz based on the prior year’s gold production, as per Aris Gold’s agreement with the ANM.

After successfully implementing COVID-19 safety protocols and achieving a vaccination rate of 98% amongst employees at the Marmato mine, Aris Gold will continue to monitor and proactively manage changes in the COVID-19 pandemic through 2022.

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Management’s Discussion and Analysis Three months and years ended December 31, 2021 and 2020

Operating and Financial Results for the Period

Operations review and financial performance

In Q4 2021, Aris Gold recorded a net loss of $5.9 million (Q4 2020: $33.7 million). After adjustments set out in the reconciliation on page 15 of this MD&A, the adjusted loss for Q4 2021 was $0.1 million (Q4 2020: adjusted loss of $1.7 million). The improvement in adjusted losses was driven by a 9% increase in earnings from mining operations and a 43% decrease in general and administration costs.

For the year ended December 31, 2021, Aris Gold recorded a net loss of $1.6 million (2020: $83.1 million) and an adjusted loss of $2.3 million (2020: adjusted earnings of $2.0 million). When comparing the adjusted earnings for the year ended December 31, 2021 to 2020, the decrease was driven by a 36% decrease in earnings from mining operations as the Company underwent a reorganization and prepared for the Lower Mine development, and a 92% increase in general and administration costs which historically were paid for by GCM Mining (GCM) (formerly Gran Colombia Gold Corp.) until the completion of the Aris Transaction on February 4, 2021.

	Three months ended December 31,		Year ended December 31,
Operating data	2021	2020	2021	2020
Tonnes of ore processed (t)	87,737	83,626	323,957	308,576
Average gold grade processed (g/t)	2.71	2.99	2.78	2.70
Gold Recovery (%)	88.5%	89.4%	90.8%	89.1%
Gold produced (ounces)	7,429	7,181	26,830	23,832
Gold sold (ounces)	6,725	6,589	26,925	23,830
Average realized gold price ($ per oz sold)	1,774	1,870	1,788	1,767
Total cash costs ($ per oz sold) [1]	1,187	1,238	1,319	1,168
AISC ($ per oz sold) [1]	1,505	1,941	1,656	1,653

Financial data ($000s, except per share amounts)
Revenue	12,070	12,550	48,849	42,790
Cost of sales	(9,366)	(10,078)	(40,915)	(33,568)
Depreciation and depletion	(473)	(328)	(2,006)	(1,152)
Materials and supplies inventory provision	-	-	(801)	-
Earnings from mining operations	2,231	2,144	5,127	8,070

Acquisition and restructuring expenses	(7)	-	(12,750)	-
RTO Transaction expense	-	-	-	(16,700)
General and administration costs	(2,329)	(1,704)	(7,655)	(3,984)
Share-based compensation	(512)	(708)	(2,054)	(4,502)
Other expenses	42	-	(21)	-
Loss from operations	(575)	(268)	(17,353)	(17,116)
Gain (loss) on financial instruments	(4,515)	(26,576)	18,068	(47,927)
Finance fees and interest (net)	(10)	(6,552)	(722)	(15,928)
Foreign exchange gain (loss)	(23)	624	227	490
Income tax expense	(763)	(972)	(1,793)	(2,633)
Net loss	(5,886)	(33,744)	(1,573)	(83,114)

Net loss per share – basic and diluted	(0.04)	(0.34)	(0.01)	(1.25)
Adjusted loss [1]	(66)	(1,668)	(2,321)	1,967
Additions to mining interests	9,661	12,965	33,889	25,987

Balance sheet, as at ($000s)			Dec 31, 2021	Dec 31, 2020
Cash and cash equivalents			138,008	32,007
Total assets			293,666	290,576
Total long-term debt			86,124	83,258

(1)

See “Non-IFRS Measures” on pages 13 to 15 for full details on total cash costs ($ per oz sold), AISC ($ per oz sold) and adjusted (loss)/earnings calculations. The Company has changed its methodology of calculating cash costs and AISC, and therefore amounts for the three months and years ended December 31, 2021 and 2020 have been updated for the purposes of comparison.

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Management’s Discussion and Analysis Three months and years ended December 31, 2021 and 2020

Gold produced and sold in the year ended December 31, 2021 was 13% higher compared to 2020 due to an improvement in head grade, increased mill throughput and recoveries. The increase in gold sold, along with a marginally better average realized gold price, contributed to the 14% increase in revenue year-over-year. Gold production in Q4 2021 improved by 3% over Q4 2020; however, the associated revenue was 4% lower due to the lower average realized gold price.

The Marmato Upper Mine is in the final phase of a workforce reorganization with an enhanced focus on health and safety, training and productivity, and cost management. The reorganization contributed to increased costs in 2021 but is expected to drive long-term improvements in both operating and financial performance and result in savings.

For the year ended December 31, 2021, ore processed increased by 5% over the previous year, while cost of sales were 22% higher, driven in part by the additional costs associated with the workforce reorganization as well as the increased throughput. The increase in cost of sales contributed to the 13% higher cash costs per ounce for 2021 when compared to 2020. The positive impact of the workforce reorganization was seen in Q4 2021, when ore processed increased by 5% over Q4 2020, with a 7% decrease in the associated cost of sales - collectively contributing to a 4% decrease in cash costs over the same period in 2020. Costs were also impacted by inflation in Colombia which was approximately 5.6% in 2021, however, this was offset by a 19% devaluation of the Colombian peso. Refer to Note 20 in the accompanying Financial Statements for a detailed breakdown of the cost of sales.

The gain on financial instruments for the year ended December 31, 2021 of $18.1 million was comprised of:

•	A gain of $21.5 million on the revaluation of the unlisted and listed warrants due to a decrease in trading price
•

A loss of $0.3 million on the Gold Linked Notes which are valued using a pricing model that considers several key inputs, such as forward gold prices, gold price volatility and the credit spread of the Company

•

A $3.1 million loss on the revaluation of the Aris Gold subscription receipts issued in connection with the Aris Gold Private Placement (defined below) prior to their conversion to common shares on February 4, 2021

Total additions to mining interests during the year ended December 31, 2021 were $33.9 million, of which $9.7 million was incurred in the fourth quarter of 2021. Additions related to the Marmato Lower Mine were $7.2 million for the fourth quarter of 2021, including $5.2 million related to early works, land acquisitions, and technical studies, $0.7 million related to the 35,000-metre drilling campaign and $1.2 million related to owner costs and other related costs. At the Marmato Upper Mine, $2.3 million was spent during the fourth quarter for the modernization of the operations, including the overhaul and refurbishment of a ball mill to further optimize throughput and recoveries.

Juby Project

In December 2021, Aris Gold announced encouraging results from its initial 10,000-metre drill program at the Juby Project, which began in July 2021. The planned work program of 26 diamond drillholes was based on recommendations in the Juby Technical Report dated October 5, 2020, with an effective date of July 14, 2020 (Juby Technical Report). The drill program achieved its objective to test the extension between the Golden Lake and Big Dome deposits and confirm the known high-grade mineralized zones, based on the recommendations made in the Juby Technical Report, further advancing the Company’s understanding of the project.

The results confirmed the widths and grades of gold mineralization of previous drilling in the Golden Lake pit shell, extended the strike of the Golden Lake deposit by 200 metres, and demonstrated the continuity of wide, high-grade mineralization at depth beneath the Golden Lake and Big Dome pit shells. Given the encouraging drill results, Aris Gold is now evaluating the parameters of a second phase drill program. The project currently has 405 drillholes for a total of 116,570 metres in the drilling database.

The Juby Project is an advanced stage gold exploration project in northeastern Ontario. The Juby Project mineral resources include indicated resources of 21.3 million tonnes at 1.13 g/t gold containing 773,000 ounces of gold, and inferred resources of 47.1 million tonnes at 0.98 g/t gold containing 1,488,000 ounces of gold. See the following Mineral Resources and Mineral Reserves section for further information.

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Management’s Discussion and Analysis Three months and years ended December 31, 2021 and 2020

Summary of quarterly results and select annual information

		For the three months ended
Quarterly results	Dec 31, 2021	Sept 30, 2021	Jun 30, 2021	Mar 31, 2021
Revenue ($000s)	12,070	11,926	11,214	13,639
Gold sold (ounces)	6,725	6,695	6,093	7,412
Earnings from mine operations ($000s)	2,231	1,134	567	1,196
Net earnings (loss) ($000s)	(5,886)	6,049	5,905	(7,641)
Basic and diluted net earnings/(loss) per share	(0.04)	0.04	0.04	(0.06)
		For the three months ended
Quarterly results	Dec 31, 2020	Sept 30, 2020	Jun 30, 2020	Mar 31, 2020
Revenue ($000s)	12,550	13,306	6,392	10,542
Gold sold (ounces)	6,589	6,963	3,737	6,541
Earnings from mine operations ($000s)	2,144	3,260	546	2,120
Net earnings (loss) ($000s)	(33,744)	(24,872)	(6,936)	(17,562)
Basic and diluted net (loss)/earnings per share	(0.32)	(0.32)	(0.14)	(0.47)
		For the year ended
Selected annual information		Dec 31, 2021	Dec 31, 2020	Dec 31, 2019
Revenue ($000s)		48,849	42,790	35,648
Gold sold (ounces)		26,925	23,830	25,277
Net earnings (loss) ($000s)		(1,573)	(83,114)	3,605
Basic and diluted net earnings/(loss) per share		(0.01)	(1.25)	0.13
Total assets ($000s)		293,666	290,576	45,881
Total non-current liabilities ($000s)		144,384	115,934	4,579

The Company completed the RTO Transaction and acquired CFC in February 2020. Following completion of the RTO Transaction, the Company changed its fiscal year end from June 30 to December 31. The historical figures presented above for the periods prior to and including the quarter ended March 31, 2020 and June 30, 2020 represent those of CFC.

Over the last three years, significant progress has been made in preparing for the planned development of the Lower Mine project while maintaining consistent earnings from the Upper Mine operation. The net losses seen in 2020 were primarily the result of the loss on financial instruments and fees and expenses associated with financing the Company for the Lower Mine development.

In the three months ended June 30, 2020, operations at Marmato were temporarily halted due to nationwide lockdowns in Colombia in response to the COVID-19 pandemic, resulting in a reduction in gold sold. Since that time, operations have resumed with additional safety measures in place. Net earnings (loss) throughout the last eight quarters have been influenced by the financings completed and the revaluation of financial instruments.

During the year ended December 31, 2021, management determined that the nature of the services provided by the site administrative department at the Marmato Mine were shared between the Upper and Lower Mine and accordingly, certain immaterial costs previously allocated to cost of sales were capitalized to the Lower Mine expansion project. As a result of these adjustments, there was a reduction in net loss by $0.7 million ($0.01 per share, basic and diluted) and $0.6 million ($0.01 per share basic, $0.00 per share diluted) in the three-month periods ended March 31, 2021 and June 30, 2021, respectively. The impact of the recast on the statement of financial position was to increase non-depletable mineral properties by $1.0 million and $1.9 million at March 31, 2021 and June 30, 2021, respectively.

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Management’s Discussion and Analysis Three months and years ended December 31, 2021 and 2020

Summary of financial condition

	Balance as of
($000s)	December 31, 2021	December 31, 2020
ASSETS
Current
Cash and cash equivalents	$138,008	$32,007
Cash in escrow	3,995	142,096
Gold in trust	637	-
Trade and other receivables	4,249	2,207
Inventories	7,128	8,236
Prepaid expenses and deposits	333	66
	154,350	184,612
Non-current
Mining interests, plant and equipment	137,317	105,964
Long-term VAT receivable	1,102	-
Other long-term assets	897	-

Total assets	$293,666	$290,576
LIABILITIES AND EQUITY
Current liabilities
Accounts payable and accrued liabilities	$13,234	$13,231
Subscription receipts payable	-	92,626
Current portion of long-term debt	6,510	1,516
Current portion of deferred revenue	2,117	-
Other current liabilities	701	1,679
	22,562	109,052
Non-current
Long-term debt	79,614	81,742
Warrant liabilities	26,954	26,298
Deferred revenue	30,415	-
Provision for decommissioning	2,813	4,121
Deferred income taxes	4,024	3,561
Other non-current liabilities	564	212

Total liabilities	166,946	224,986
Total liabilities and shareholders’ equity	$293,666	$290,576

Liquidity and capital resources

Aris Gold’s objective when managing liquidity and capital resources is to safeguard the Company’s ability to support normal operating requirements on an ongoing basis, continue the development and exploration of its mineral properties, support the development of the Lower Mine, and pursue accretive acquisition opportunities. Aris Gold intends to finance any potential acquisitions with a prudent combination of funding sources.

Aris Gold had a working capital surplus of $131.8 million at December 31, 2021 (2020: $75.6 million) and sufficient cash and cash equivalents to fund its current operating and administration costs.

Aris Gold generates cash flow from operations in the Marmato Upper Mine; however, the Company is in a growth phase and has increased spending on its mining interests and plant and equipment in the last two years, triggered by the ongoing optimization program at the Marmato Upper Mine and the further development of the Lower Mine expansion project.

Below is a comparison in tabular form, as at December 31, 2021, of disclosure the Company made in its short form prospectus dated November 6, 2020 (the 2020 Prospectus) about how it planned to use the net proceeds from the August 2020 offering of subscription receipts ($77.4 million) (the GLN Financing), the underlying securities of which were the Gold Linked Notes, to how the proceeds were actually spent. Further details of the subscription receipt financing can be found in the 2020 Prospectus.

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Management’s Discussion and Analysis Three months and years ended December 31, 2021 and 2020

Principal purpose	Prospectus timeline	Prospectus amount ($M)	Anticipated timeline	Amount spent as at Dec 31, 2021 ($M)
Mining equipment	Q3 2021 – Q4 2021	$ 4.8	Q1 2022 – Q3 2023	$-
Mine infrastructure	Q3 2021 – Q4 2021	16.6	Q4 2022 – Q2 2022	2.3
Process plant	Q3 2021 – Q4 2021	28.3	Q4 2022 – Q2 2023	-
Tailings storage facility	Q3 2021 – Q4 2021	4.6	Q4 2021 – Q2 2022	1.6
EPCM and other general project costs	Q3 2021 – Q4 2021	10.0	Q4 2021 – Q1 2022	10.0
Closing Fee and interest payments for the Gold Linked Notes	Q4 2020 – Q3 2022	12.3	Q4 2020 – Q3 2022	6.8
Additional Offering costs and expenses	Q4 2020	0.8	Q4 2020	0.8
Total use of proceeds		$ 77.4		$21.5

At the time of filing the 2020 Prospectus the Lower Mine construction timeline was based on the mining licence extension being granted in Q3 2020. Subsequently, the mining licence extension was granted in Q1 2021 and, as a result, the project timeline was rescheduled and the actual spend to December 31, 2021 lags the forecast in the 2020 Prospectus.

Key components of Aris Gold’s operating working capital at December 31, 2021 included:

•

Cash and cash equivalents: $138.0 million, representing an increase from $32.0 million at the end of 2020, primarily due to the receipt of funds from escrow from the GLN Financing and the financing led by the current Aris Gold Board and management (the Aris Gold Private Placement), together with funds received from WPM under the PMPA, partially offset by cash outflows from investing activities.

•

Cash in escrow: $4.0 million, representing a decrease from $142.1 million at the end of 2020 following the receipt of proceeds from the GLN Financing and the Aris Gold Private Placement. Remaining funds in escrow will be used to fund interest payments on the Gold Linked Notes through August 2022.

•

Current portion of long-term debt: $6.5 million, representing an increase from $1.5 million at year end to reflect the principal repayments on the Gold Linked Notes that the Company will settle in the next 12 months.

•

Subscription receipts payable: reduced to nil compared to $92.6 million at the end of 2020 due to the conversion of the Aris Gold subscription receipts issued in connection with the Aris Gold Private Placement into common shares on February 4, 2021 and the receipt of the subscription proceeds held in escrow.

•

Other changes in working capital from normal operating activities included an increase in accounts receivable of $2.0 million, a decrease in inventories of $1.1 million and an increase in deferred revenue of $2.1 million. Accounts payable and accrued liabilities remained consistent with the prior year.

The net change in cash position at December 31, 2021 compared to 2020 was an increase of $106.0 million, attributable to the following components of the statement of cash flows:

•

Aris Gold’s operating inflow before tax payments was $13.3 million for the year ended December 31, 2021 (2020: $8.3 million). The increased inflow was primarily due to the receipt of a portion of the funds from WPM under the PMPA. For the year ended December 31, 2021 working capital outflows were $2.9 million (2020: inflow of $3.0 million) and tax payments were $2.3 million (2020: $1.8 million). Refer to Note 23 in the accompanying Financial Statements for a detailed breakdown of the change in working capital.

•

Investing activities for the year ended December 31, 2021 used $33.9 million, associated primarily with increased expenditures related to the drilling campaign, early works, land acquisition and technical studies for the Lower Mine (2020: $30.6 million which was primarily spent on mine development in the Upper Mine and the acquisition of South American Resources Corp).

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Management’s Discussion and Analysis Three months and years ended December 31, 2021 and 2020

•

Financing activities generated $128.6 million in the year ended December 31, 2021; related primarily to the release of funds from escrow from the GLN Financing and the Aris Gold Private Placement, which generated $131.4 million in financing cash flows. In the same period in 2020, the Company had inflows of $58.0 million, primarily related to $37.4 million in proceeds received from the issuance of the Special Warrants (defined below) and $19.7 million in proceeds from the CFC Private Placement (refer to Note 16b in the accompanying Financial Statements for further information on these financings).

Contractual obligations and commitments

Aris Gold’s significant undiscounted commitments at December 31, 2021 were as follows:

($000s)	Less than 1 year	1 to 3 years	4 to 5 years	Over 5 years	Total
Trade and other payables	$13,234	$-	$-	$-	$13,234
Other long-term liabilities	-	265	-	-	265
Reclamation and closure costs	442	261	132	5,530	6,365
Lease payments	319	336	-	-	655
Gold Linked Notes – principal	6,510	25,200	36,820	13,020	81,550
Gold Linked Notes – interest	5,910	9,760	4,839	399	20,908
Gold Linked Notes – premium	2,035	9,078	15,908	6,324	33,345
Other contractual commitments	1,774	3,108	-	-	4,882
Total	$30,224	$48,008	$57,699	$25,273	$161,204

Following receipt of a portion of the funds under the PMPA on April 15, 2021, Aris Gold’s silver and gold production from the Marmato mine is subject to the terms of the PMPA as detailed in the accompanying Financial Statements for the years ended December 31, 2021 and 2020.

Related party transactions

During the year ended December 31, 2020, GCM, a controlling shareholder of the Company under IFRS prior to the completion of the Aris Transaction on February 4, 2021, and a significant shareholder thereafter, contributed proceeds of $37.0 million in four of the Company’s non-brokered private placements ($1.8 million in February 2020, $10.3 million in June 2020, $14.9 million in July 2020 and $10.0 million in August 2020).

Aris Gold pays a royalty of 4% on gold and silver revenue to a subsidiary of GCM in respect of production sourced from the Echandia mining title, which is adjacent to the Zona Baja mining title at the Marmato mine. During the year ended December 31, 2021, the royalty amounted to $0.2 million (December 31, 2020 - $0.1 million).

Termination benefits of $9.1 million were paid to the previous management team in the year ended December 31, 2021, in connection with their termination following the completion of the Aris Transaction.

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Management’s Discussion and Analysis Three months and years ended December 31, 2021 and 2020

Outstanding share data

As of March 3, 2022, Aris Gold had the following equity-based securities issued and outstanding:

Securities	TSX symbol	Number	Shares issuable	Exercise price per share	Expiry or maturity date

Common shares	ARIS	137,832,940

Stock options		3,990,000	3,990,000	C$2.00	March 1, 2025
		160,000	160,000	C$2.50	June 26, 2025
		200,000	200,000	C$2.73	September 17, 2022
		1,302,207	1,302,207	C$3.10	February 12, 2024
		127,261	127,261	C$2.35	April 6, 2024
		5,779,468	5,779,468
Unlisted warrants	Unlisted	10,800,000	10,800,000	C$3.00	December 19, 2024
Listed warrants	ARIS.WT	76,613,200	76,613,200	C$2.75	July 29, 2025(1)
Broker warrants	Unlisted	118,050	118,050	C$2.00	December 19, 2022
(1)

The Company may accelerate the expiry date of the warrants after July 29, 2023 in the event that the closing price of the common shares on the TSX (or such other exchange on which the common shares may principally trade at such time) is greater than C$2.75 per share for a period of 20 consecutive trading days, by giving notice to the holders of warrants of the acceleration of the expiry date and issuing a concurrent press release announcing same and, in such case, the warrants will expire on the 30th day following the date on which such notice is given and press release issued.

Significant Transactions and Financings

The RTO Transaction

On February 24, 2020, the Company acquired all of the issued and outstanding shares of CFC, a subsidiary of GCM, in an RTO Transaction in exchange for the issuance of 39,542,600 common shares of the Company. The Company then issued, in exchange for the 10,852,840 outstanding share purchase warrants and 125,550 broker warrants issued prior to the RTO Transaction, the same number of replacement warrants and broker warrants with equivalent terms.

$16.4 million was expensed in the statement of operations during the year ended December 31, 2020 representing the excess of the RTO Transaction consideration over the net liability assumed and the RTO Transaction costs of $0.3 million, including a financial advisory fee and the fair value of stock options honoured.

Refer to Note 5 in the Financial Statements for consideration of accounting treatment and further details.

Acquisition of South American Resources Corp. (SARC)

On July 2, 2020, the Company completed the acquisition of all of the issued and outstanding shares of SARC by way of an amalgamation agreement (Amalgamation Agreement) effecting a three-cornered amalgamation between the Company, SARC and 1241868 B.C. Ltd., a wholly owned subsidiary of the Company. SARC is the holder of certain advanced exploration-stage mining assets in Northeastern Ontario, including a 100% interest in the Juby Project and a 25% interest in certain claims adjoining the Juby Project.

Pursuant to the terms of the Amalgamation Agreement, the Company issued 20,000,000 common shares to the shareholders of SARC and, through a $10.0 million promissory note advanced to SARC on June 30, 2020, partially funded SARC’s acquisition of the Juby Project and adjoining claims. Certain shareholders of SARC have entered into voluntary lock-up agreements with the Company pursuant to which such security holders, holding approximately 17.4 million or 87% of the SARC consideration shares, have agreed to not sell their SARC consideration shares for a period of two years from the closing date of the transaction.

Refer to Note 8 in the Financial Statements for consideration of accounting treatment and further details.

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Management’s Discussion and Analysis Three months and years ended December 31, 2021 and 2020

C$50 million bought deal financing of special warrants

On July 29, 2020, the Company completed a bought deal financing of 22,222,222 special warrants (Special Warrants) at a price of C$2.25 per Special Warrant for aggregate gross proceeds of C$50.0 million (equivalent to $37.4 million). Total financing fees and expenses recorded in the statement of operations in the year ended December 31, 2020 related to the Special Warrants amounted to $2.8 million.

Each Special Warrant entitled the holder thereof to receive one unit of the Company on the exercise or deemed exercise of the Special Warrant with each unit comprising one common share of the Company and one common share purchase warrant exercisable into one common share at an exercise price of C$2.75 per common share until July 29, 2025 (Listed Warrant), subject to adjustment in certain events as set out in the indenture governing the Special Warrants.

On September 28, 2020, the Special Warrants were deemed to be exercised and the Company issued 22,222,222 common shares with a fair value of $45.5 million and 22,222,222 of Listed Warrants with a fair value of $10.0 million to the holders. On the date of exercise, the aggregate fair value of the common shares and Listed Warrants issued exceeded the carrying amount of the Special Warrants and the Company recognized a loss on financial instruments in the amount of $18.1 million in the statement of operations during the year ended December 31, 2020.

Refer to Note 16b in the Financial Statements for consideration of accounting treatment and further details.

$83 million senior secured gold-linked notes financing

On August 26, 2020, the Company completed a private placement offering of subscription receipts for aggregate gross proceeds of $83,066,000. A total of 83,066,000 subscription receipts of the Company (GLN Subscription Receipts) were sold pursuant to the offering at a price of $1,000 per GLN Subscription Receipt. Each GLN Subscription Receipt entitled the holder thereof to receive one unit of the Company on the exercise or deemed exercise of the GLN Subscription Receipt with each unit being convertible to 1,000 senior secured gold-linked notes with $1.00 principal amounts (Gold Notes) and 200 Listed Warrants of the Company having the same terms and conditions as the Listed Warrants issued pursuant to the Special Warrants.

On November 17, 2020, the GLN Subscription Receipts were converted, and the Company issued a total of 83,066,000 Gold Notes with a fair value of $83.1 million. Refer to Note 11 in the Financial Statements for consideration of accounting treatment and further details on the key terms.

$110 million precious metals stream financing

On April 15, 2021, the Company satisfied the remaining conditions of the PMPA with WPM and received the initial $34 million of the $110 million stream financing. Under the terms of the agreement, the remaining $76 million will be received in three installments as development of the Lower Mine progresses.

Pursuant to the terms of the PMPA, WPM will purchase 6.5% of gold produced from the Marmato mine until 190,000 ounces of gold have been delivered, after which the purchased volume reduces to 3.25% of gold produced. WPM will also purchase 100% of silver produced from the Marmato mine until 2.15 million ounces of silver have been delivered, after which the purchased volume reduces to 50% of silver produced. WPM will make payments upon delivery equal to 18% of the spot gold and silver prices until the uncredited portion of the upfront payment is reduced to zero, and 22% of the spot gold and silver prices thereafter. The Company and its subsidiaries have provided security in favour of WPM in respect of their obligations under the precious metals stream, including a first ranking general security agreement over substantially all properties and assets of the Company and its subsidiaries, security over the mining rights comprising the Marmato mine, and a first ranking share pledge over the shares of each of the subsidiaries of the Company.

Subsequent to December 31, 2021, the Company satisfied conditions per the PMPA with WPM and received the next $4 million installment of the total $110 million stream financing.

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Management’s Discussion and Analysis Three months and years ended December 31, 2021 and 2020

Refer to Note 15 in the Financial Statements for consideration of accounting treatment and further details.

C$85 million Aris Gold-led financing

On December 3, 2020, the Company completed a private placement offering of 37,777,778 subscription receipts to a group of investors led by the Company’s current Board and management team at a price of C$2.25 per subscription receipt. The aggregate gross proceeds of C$85.0 million were deposited in escrow pending the satisfaction or waiver of certain release conditions.

Each subscription receipt entitled the holder thereof to receive one unit of the Company on the exercise or deemed exercise of the subscription receipt with each unit comprising one common share of the Company and one Listed Warrant.

On February 4, 2021, the escrow release conditions under the Aris Gold-led financing were satisfied and the Company issued 37,777,778 common shares and 37,777,778 Listed Warrants to the holders or Aris Gold Subscription Receipts and the C$85.0 million of cash in escrow was released to the Company.

Refer to Note 12 in the Financial Statements for consideration of accounting treatment and further details.

Non-IFRS Measures

Aris Gold has presented certain non-IFRS financial measures and non-IFRS ratios in this document. The Company believes these measures and ratios, while not a substitute for measures of performance prepared in accordance with IFRS, provide investors an improved ability to evaluate the underlying performance of the Company. These measures do not have any standardized meaning prescribed under IFRS, and therefore may not be comparable to other issuers.

Total cash costs

Total cash costs and total cash costs ($ per oz sold) are a non-IFRS financial measure and a non-IFRS ratio, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. Total cash costs ($ per oz sold) are calculated by dividing total cash costs by volume of gold ounces sold.

Aris Gold believes that, in addition to conventional measures prepared in accordance with IFRS such as cost of sales, certain investors use this information to evaluate the Company’s performance and ability to generate operating income and cash flow from its mining operations. Management uses this metric as an important tool to monitor operating costs. Adoption of the World Gold Standard methodology is voluntary and other companies may quantify this measure differently because of different underlying principles and policies applied. The method of calculating cash costs was changed in the fourth quarter of 2020 and all historical information was adjusted. Total cash costs now exclude production taxes and related party royalties. Management considers that these costs are not controllable by the operations team and as such exclude them from their controllable costs. These costs are included in all-in sustaining costs (AISC) below.

	Three months ended December 31,		Year ended December 31,
($000s except per ounce amounts)	2021	2020	2021	2020
Total gold sold (ounces)	6,725	6,589	26,925	23,830
Cost of sales [1]	9,375	10,078	40,915	33,568
Less: royalties and production taxes [1]	(1,165)	(1,248)	(4,384)	(4,121)
Less: social programs	(134)	(448)	(474)	(931)
Add: silver revenue [1]	(115)	(227)	(758)	(674)
Less: other adjustments	19	-	228	-
Total cash costs	7,980	8,155	35,527	27,842
Total cash costs ($ per oz sold)	1,187	1,238	1,319	1,168

1.	As presented in the Financial Statements for the years ended December 31, 2021 and 2020.

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Management’s Discussion and Analysis Three months and years ended December 31, 2021 and 2020

All-in sustaining costs

AISC and AISC ($ per oz sold) are a non-IFRS financial measure and a non-IFRS ratio, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. AISC ($ per oz sold) is calculated by dividing AISC by volume of gold ounces sold.

The methodology for calculating AISC was developed internally and is calculated below, and readers should be aware that this measure does not have a standardized meaning. This non-IFRS measure provides investors with transparency to the total period-attributable AISC of producing an ounce of gold and may aid in the comparison with other gold mining peers. Management uses this metric as an important tool to monitor operating costs. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

The method of calculating AISC was changed in the fourth quarter of 2020 and all historical information was adjusted, and now excludes general administration costs and includes production taxes and related party royalties. General and administration expenses incurred by the Company are primarily for costs associated with raising capital and corporate development activities and as such are not attributable to the gold produced and sold from the operations.

	Three months ended December 31,		Year ended December 31,
($000s except per ounce amounts)	2021	2020	2021	2020
Total gold sold (ounces)	6,725	6,589	26,925	23,830
Total cash costs	7,980	8,155	35,527	27,842
Add: royalties and production taxes [1]	1,165	1,248	4,384	4,121
Add: social programs	134	448	474	931
Add: sustaining capital expenditures	839	2,864	4,204	6,362
Less: other adjustments	-	71	-	123
Total AISC	10,118	12,786	44,589	39,379
Total AISC ($ per oz sold)	1,505	1,941	1,656	1,653
1. As presented in the Financial Statements for the years ended December 31, 2021 and 2020.

The following table reconciles sustaining and non-sustaining capital expenditures as disclosed in this MD&A to the additions to mining interest, plant, and equipment in Note 9 of the accompanying Financial Statements:

	Three months ended December 31,		Year ended December 31,
($000s except per ounce amounts)	2021	2020	2021	2020
Sustaining capital expenditures	839	2,864	4,204	6,362
Non-sustaining capital expenditures	8,822	6,035	29,169	15,557
Additions to leased plant and equipment	-	392	516	394
Additions to mining interest, plant, and equipment [1]	9,661	9,291	33,889	22,313
1. As presented in the Financial Statements for the years ended December 31, 2021 and 2020.

Adjusted net earnings and adjusted net earnings per share

Adjusted net earnings and adjusted net earnings per share (basic and diluted) are a non-IFRS financial measure and non-IFRS ratios, respectively, and are common financial performance measures in the gold mining industry; however, they have no standard meaning under IFRS. Adjusted net earnings per share (basic and diluted) are calculated by dividing adjusted net earnings by the number of shares outstanding on a basic and diluted basis, respectively.

Adjusted net earnings and adjusted net earnings per share (basic and diluted) are used by management and investors to measure the underlying operating performance of the Company. Presenting these measures from period to period helps management and investors evaluate earnings trends more readily in comparison with results from prior periods.

Adjusted net earnings is defined as net income adjusted to exclude specific items that are significant but not reflective of the underlying operating performance of the Company, such as: share-based payments, change in fair value of financial instruments, foreign exchange gains and losses, foreign exchange gains and losses on deferred and current income taxes, and other non-recurring items, such as transaction and restructuring costs and one-time fair value

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Management’s Discussion and Analysis Three months and years ended December 31, 2021 and 2020 adjustments from the acquisition. Adjusted net earnings per share amounts are calculated using the weighted average number of shares outstanding on a basic and diluted basis as determined under IFRS.

	Three months ended December 31,		Year ended December 31,
($000s except shares amount)	2021	2020	2021	2020
Basic weighted average shares outstanding	137,832,940	99,799,999	134,282,133	66,368,185
Diluted weighted average shares outstanding	137,832,940	99,799,999	134,282,133	66,368,185
Earnings/(loss) before tax [1]	(5,123)	(32,772)	220	(80,481)
Add back:
Share based payments [1]	512	708	2,054	4,502
RTO Transaction costs [1]	-	-	-	16,700
(Gain) loss on financial instruments [1]	4,515	26,576	(18,068)	47,927
Financing fees and expenses [1]	-	4,444	149	13,809
Acquisition and restructuring costs [1]	7	-	12,750	-
Materials and supplies inventory provision [1]	-	-	801	-
Foreign exchange (gain) loss [1]	23	(624)	(227)	(490)
Adjusted net (loss) / earnings	(66)	(1,668)	(2,321)	1,967
Per share – basic ($/share)	0.00	(0.02)	(0.02)	0.03
Per share – diluted ($/share)	0.00	(0.02)	(0.02)	0.03

1. As presented in the Financial Statements for the years ended December 31, 2021 and 2020.

Critical Accounting Estimates

Judgments, estimates and assumptions are continually evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The preparation of financial statements in conformity with IFRS requires management to use judgment in applying its accounting policies and estimates and assumptions about future events that affect the amounts reported in the financial statements and related notes to the financial statements. Judgments and estimates are continuously evaluated and are based on management’s best knowledge of the relevant facts and circumstances, having regard to prior experience, but actual results may differ significantly from the amounts included in the financial statements.

a)	Significant judgments in the application of accounting policies

Areas of judgment that have the most significant effect on the amounts recognized in the financial statements are as follows:

Income taxes

The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the consolidated provision for income taxes. There are transactions and calculations for which the ultimate tax determination is uncertain. The Company recognizes liabilities for potential tax exposures based on estimates of whether additional taxes will be due. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the current and deferred income tax assets and liabilities in the year in which such determination is made.

At each reporting date, the Company evaluates the likelihood of whether some portion of the deferred tax assets will not be realized. Once the evaluation is completed, if the Company believes that it is probable that some portion of the deferred tax assets will fail to be realized, the Company records only the remaining portion for which it is probable that there will be available future taxable profit against which the temporary differences can be utilized. Assessing the recoverability of deferred income tax assets requires management to make significant judgments.

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Management’s Discussion and Analysis Three months and years ended December 31, 2021 and 2020

Asset acquisitions

The Company applies judgment in determining whether the exploration and evaluation assets it acquires are considered to be asset acquisitions or business combinations. Key factors in this determination are whether reserves have been established; whether the project is capable of being managed as a business by a market participant, and the nature of the additional work to convert resources into reserves.

Exploration and evaluation assets

Management is required to apply judgment in determining whether technical feasibility and commercial viability can be demonstrated for mineral properties. The technical feasibility and commercial viability is based on management’s evaluation of the geological properties of a mineralized deposit based on information obtained through evaluation activities, including metallurgical testing, resource and reserve estimates and economic assessment of whether the ore body can be mined economically. Once technical feasibility and commercial viability of a mineral property can be demonstrated, exploration costs will be assessed for impairment and reclassified to development projects within mineral properties.

b)	Significant accounting estimates and assumptions

The areas which require management to make significant estimates and assumptions in determining carrying values include:

Depreciation

Significant judgment is involved in the determination of useful lives and residual values for the computation of depreciation and no assurance can be given that actual useful lives and residual values will not differ significantly from current assumptions.

Valuation of long-lived assets

The carrying amounts of property, plant and equipment, E&E assets, development assets and operating assets are assessed for any impairment indicators such as events or changes in circumstances which indicate that the carrying value may not be recoverable. If there are indicators of impairment, an exercise is undertaken to determine whether the carrying amounts are in excess of their recoverable amount.

The Company considers both internal and external sources of information in assessing whether there are any indications that long-lived assets are impaired. External sources of information the Company considers include changes in the market, economic and legal environment in which the Company operates that are not within its control and affect the recoverable amount of its long-lived assets. Internal sources of information the Company considers include the manner in which property, plant and equipment are being used or are expected to be used, and in respect of long-lived assets, the right to explore in the specific area has or will expire in the future and is not expected to be renewed, substantive expenditures are neither budgeted or planned, exploration has not led to the discovery of commercially viable quantities of mineral resources or sufficient data exists that although development of a specific area is likely to proceed, the carrying amount of the assets is unlikely to be recovered.

If any such indication exists, The Company estimates the recoverable amount of the asset to determine the extent of the impairment. Where it is not possible to estimate the recoverable amount of an individual asset, an estimate of the recoverable amount of the cash generating unit to which the asset belongs is used. The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If it is estimated that the recoverable amount of an asset is less than its carrying amount, impairment loss is recognized in profit or loss for the period. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash generating unit) is increased to the revised estimate of its recoverable amount,

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Management’s Discussion and Analysis Three months and years ended December 31, 2021 and 2020 but to an amount that does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash generating unit) in prior years. Reversals of impairment are recognized immediately in profit or loss.

Provision for decommissioning

The Company assesses its provision for decommissioning when new material information becomes available. Mining and exploration activities are subject to various laws and regulations governing the protection of the environment. In general, these laws and regulations are continually changing, and the Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. Accounting for reclamation and remediation obligations requires management to make estimates of the future costs the Company will incur to complete the decommissioning work required to comply with existing laws and regulations at each mining operation. Actual costs incurred may differ from those amounts estimated. Future changes to environmental laws and regulations could also change the extent of reclamation and remediation work required to be performed by the Company. Changes in future costs could materially impact the amounts charged to operations for such obligations and to mineral properties. The provision represents management’s best estimate of the present value of the future decommissioning obligation. Actual future expenditures may differ from the amounts currently provided.

Fair values of financial liabilities

The Gold Notes, warrant liabilities, and the subscription receipts are recorded at FVTPL. Fair values of Gold Notes, warrant liabilities and subscription receipts have been determined based on a valuation methodology that captures all of the features in a set of partial differential equations that are then solved numerically to arrive at the value of these financial instruments. The fair value estimates are based on numerous assumptions including, but not limited to, commodity prices, time value, volatility factors, risk-free rates and credit spreads. The fair value estimates may differ from actual fair values and these differences may be significant and could have a material impact on the Company’s financial position and results of operations. The fair value of the listed warrants is determined using quoted prices in an active market.

Deferred Revenue

Judgment was required in determining the accounting for the Company’s Precious Metals Purchase Agreement (the “PMPA”) with Wheaton Precious Metals International Ltd. (“WPM”) which has been reported as deferred revenue.

Upfront cash deposits received for streaming arrangements are accounted for as contract liabilities (deferred revenue) in accordance with IFRS 15. These contracts are not financial instruments because they will be satisfied through the delivery of non-financial items (i.e. delivery of gold and silver ounces), rather than cash or financial assets. Under the PMPA, the Company is required to satisfy the performance obligations through Marmato mine’s production, and revenue will be recognised over the duration of the contract as the Company satisfies its obligation to deliver gold and silver ounces.

The advance received from WPM has been recognised on the statement of financial position as deferred revenue. The deferred revenue will be recognized as revenue in profit or loss proportionally based on the metal ounces delivered in relation to the expected total metal ounces to be delivered over the life of the Marmato mine.

Each period management estimates the cumulative amount of the deferred revenue obligation that has been satisfied and, therefore, recognized as revenue. Any changes in the estimates are accounted for prospectively as a cumulative catch-up in the year that the estimates above change. Key inputs into the estimate of the amount of deferred revenue that should be recognized are as follows:

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Management’s Discussion and Analysis Three months and years ended December 31, 2021 and 2020

Valuation Inputs	Description

Financing rate

IFRS 15 requires the Company to recognise a notional financing charge due to the significant time delay between receiving the upfront streaming payment and satisfying the related performance obligations.

Long-term commodity price curves	Estimates of the long-term commodity prices are estimated in order to calculate the expected revenue value per ounce to be recognized from deferred revenue for each delivery to WPM.

Life of mine production

Life of mine production is estimated giving consideration to IFRS 15 requirements constraining estimates of variable consideration and therefore is based on the approved life of mine for the Marmato mine and the portion of mineral resources anticipated to be converted to mineral reserves and mined.

Timing of construction milestones	The expected timing for when the Company will achieve the construction milestone requirements for the additional funding from WPM have been estimated based on the prefeasibility study.

Financial Instruments

The fair values of cash and cash equivalents, cash in escrow, accounts receivable, accounts payable and accrued liabilities approximate their carrying values due to the short term to maturity of these financial instruments. The warrant liability, subscription receipts payable, Gold Linked Notes, and DSU and performance share unit liabilities are carried at fair value through profit and loss. The Gold Linked Notes, unlisted warrants, and subscription receipts payables are classified as Level 2 in the fair value hierarchy as the fair values have been determined based on inputs, including volatility factors, commodities prices, risk-free rate, stock price and credit spread, which can be substantially observed or corroborated in the marketplace.

Off-balance Sheet Arrangements

Aris Gold has no off-balance sheet arrangements.

Recent Accounting Pronouncements

New accounting standards issued but not effective

IAS 16 – Property, Plant and Equipment

The IASB issued an amendment to IAS 16, Property, Plant and Equipment to prohibit the deducting from property, plant and equipment amounts received from selling items produced while preparing an asset for its intended use. Instead, sales proceeds and its related costs must be recognized in profit or loss. The amendment will require companies to distinguish between costs associated with producing and selling items before the item of property, plant and equipment is available for use and costs associated with making the item of property, plant and equipment available for its intended use. The amendment is effective for annual periods beginning on or after January 1, 2022, with earlier application permitted. The amendment will be adopted on January 1, 2022 and there is no anticipated impact to the Company on adoption.

IFRS 3 – Business Combinations

The IASB has issued an amendment to IFRS 3, Business Combinations adding an exception to its requirement for an entity to refer to the Conceptual Framework to determine what constitutes an asset or a liability. This exception specifies that for some assets and liabilities, an entity applying IFRS 3 should instead refer to IAS 37 Provisions, Contingent Liabilities and Contingent Assets.

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Management’s Discussion and Analysis Three months and years ended December 31, 2021 and 2020

The amendment is effective for annual periods beginning on or after January 1, 2022, with early adoption permitted. The amendment will be adopted on January 1, 2022 and there is no anticipated impact to the Company.

IFRS 9 – Financial Instruments

The IASB has issued an amendment to IFRS 9, Financial Instruments clarifying which fees to include in the test in assessing whether to derecognize a financial liability. Only those fees paid or received between the borrower and the lender, including fees paid or received by either the entity or the lender on the other’s behalf are included.

The amendment is effective for annual periods beginning on or after January 1, 2022 with early adoption permitted. The amendment will be adopted on January 1, 2022 and there is no anticipated impact to the Company.

IAS 37 – Provisions, contingent liabilities and contingent assets

The IASB has issued an amendment to IAS 37, Provisions, contingent liabilities and contingent assets to IAS 37 does not specify which costs are included as a cost of fulfilling a contract when determining whether a contract is onerous. The IASB’s amendments address this issue by clarifying that the ‘costs of fulfilling a contract’ comprise both:

•	the incremental costs – e.g. direct labor and materials; and
•	an allocation of other direct costs – e.g. an allocation of the depreciation charge for an item of PPE used in fulfilling the contract.

The amendments are effective for annual periods beginning on or after January 1, 2022, with early adoption permitted. The amendment will be adopted on January 1, 2022 and there is no anticipated impact to the Company.

IAS 1 – Presentation of Financial Statements

The IASB has issued an amendment to IAS 1, Presentation of Financial Statements providing a more general approach to the classification of liabilities. The amendment clarifies that the classification of liabilities as current or non-current depends on the rights existing at the end of the reporting period as opposed to the expectations of exercising the right for settlement of the liability. The amendments further clarify that settlement refers to the transfer of cash, equity instruments, other assets, or services to the counterparty.

The amendments are effective for annual periods beginning no earlier than January 1, 2024 and are to be applied retrospectively. The extent of the impact of adoption of this standard has not yet been determined.

IAS 8 – Definition of Accountings Estimates

The IASB has issued an amendment to IAS 8 - Accounting Policies, Changes in Accounting Estimates and Errors to introduce a new definition for accounting estimates, clarifying that they are monetary amounts in the financial statements that are subject to measurement uncertainty. The amendments also clarify the relationship between accounting policies and accounting estimates by specifying that a company develops an accounting estimate to achieve the objective set out by an accounting policy.

The amendments are effective for annual periods beginning on or after January 1, 2023, with early adoption permitted. The extent of the impact of adoption of this standard has not yet been determined.

IAS 12 – Income Taxes

The IASB has issued an amendment to IAS 12 – Income Taxes to narrow the scope of the initial recognition exemption (IRE) so that it does not apply to transactions that give rise to equal and offsetting temporary differences.

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Management’s Discussion and Analysis Three months and years ended December 31, 2021 and 2020

The amendments are effective for annual periods beginning on or after January 1, 2023, with early adoption permitted. The extent of the impact of adoption of this standard has not yet been determined.

Risks and Uncertainties

Exploration, development and mining of precious metals involves numerous inherent risks. As such, Aris Gold is subject to financial, operational and political risks that could have a significant impact on its profitability and levels of operating cash flows. Although Aris Gold assesses and minimizes these risks by applying high operating standards, including careful management and planning of its facilities, hiring qualified personnel and developing their skills through training and development programs, these risks cannot be eliminated.

Readers are encouraged to read and consider the risk factors which are more specifically described under the caption “Risk Factors” in the Company’s AIF for the year ended December 31, 2021 dated as of March 3, 2022 which is available under the Company’s profile on SEDAR at www.sedar.com.

If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently aware or which it considers to be material in relation to the Company’s business actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, prices of the Company’s securities could decline, and investors could lose all or part of their investment. In addition, such risk factors could cause actual amounts to differ materially from those described in the forward-looking statements related to the Company.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

Internal controls over financial reporting

Disclosure controls and procedures have been designed to provide reasonable assurance that all material information required to be disclosed by the Company is accumulated and communicated to senior management as appropriate and recorded, processed, summarized and reported to allow timely decisions with respect to required disclosure, including in its annual filings, interim filings or other reports filed or submitted by it under securities legislation. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the Company’s disclosure controls and procedures, that as of December 31, 2021, the Company’s disclosure controls and procedures have been designed to provide reasonable assurance that material information relating to the Company is made known to them by others within the Company.

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, are responsible for establishing adequate internal controls over financial reporting. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation, that the internal controls over financial reporting provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

Changes in internal controls

During the three months ended December 31, 2021, there were no changes in the Company’s internal controls over financial reporting that materially affected or are reasonably likely to materially affect the Company’s internal controls over financial reporting.

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Management’s Discussion and Analysis Three months and years ended December 31, 2021 and 2020

Limitations of controls and procedures

The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

COVID-19 Pandemic

The ongoing impact of the novel COVID-19 pandemic is changing daily. While Aris Gold has not experienced significant disruptions to its operations, a localized outbreak at the operations may require the need to implement increased isolation and containment measures which could impact production, delay maintenance activities or disrupt supply chains. Aris Gold has taken measures to mitigate the risk of a localized outbreak including procuring and administering vaccines for employees at its Marmato mine, with 98% of the workforce having received a vaccine to date, and regular health screening of its employees. At this time it is unknown whether any additional measures will need to be implemented based upon recommendations from local, national and international agencies. Aris Gold continues to monitor developments related to the situation and will be ready to respond to any significant changes to the current situation.

Cautionary Note Regarding Forward-looking Statements

Certain statements in this MD&A constitute forward-looking information. Often, but not always, forward-looking statements use words or phrases such as: “anticipate”, “believe”, “continue”, “estimate”, “expect”, “future”, “goal”, “guidance”, “intend”, “likely”, “objective”, “opportunity”, “plan”, “possible”, “potential”, “probable”, “project”, “target” or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such forward-looking statements, including but not limited to statements with respect to Aris Gold’s growth strategy and properties, improvements to the operations at the Marmato Upper Mine, extension of the mine life at Marmato through advancing the Lower Mine project and modernizing the Marmato Upper Mine, expected commencement of construction at the Lower Mine, statements made under the headings “Q4 2021 and Annual Highlights” and “Outlook” and the Company’s anticipated business plans or strategies, financing sources, use of proceeds from the GLN Financing, the PMPA, gold production, total cash costs and AISC per ounce sold, critical accounting estimates, recent accounting pronouncements, risks and uncertainties, limitations of controls and procedures, the COVID-19 pandemic, capital and exploration expenditures and conversion of mineral resources to mineral reserves.

Forward-looking information and forward-looking statements, while based on management’s best estimates and assumptions, are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Aris Gold to be materially different from those expressed or implied by such forward-looking information or forward looking statements, including but not limited to: the ability of the Aris Gold management team to successfully integrate with the current operations, risks related to international operations, risks related to general economic conditions, uncertainties relating to operations during the COVID-19 pandemic, actual results of current exploration activities, availability of quality assets that will add scale, diversification and complement Aris Gold’s growth trajectory; changes in project parameters as plans continue to be refined; fluctuations in prices of metals including gold; the ability to convert mineral resources to mineral reserves; fluctuations in foreign currency

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Management’s Discussion and Analysis Three months and years ended December 31, 2021 and 2020 exchange rates, increases in market prices of mining consumables, risks associated with holding derivative instruments (such as credit risks, market liquidity risk and mark-to-market risk), possible variations in mineral reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; changes in national and local government legislation, taxation, controls, regulations, regulations and political or economic developments in Canada or Colombia, accidents in operations, labour disputes, title disputes, claims and limitations on insurance coverage and other risks of the mining industry; delays in obtaining governmental approvals including obtaining required environmental and other licenses and permits, or delays in the commitment and completion of development or construction activities, as well as those factors discussed in the section entitled “Risk Factors” in Aris Gold’s AIF for the year ended December 31, 2021 and dated March 3, 2022 which is available on SEDAR at www.sedar.com.

Although Aris Gold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such information or statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information or statements. The Company has and continues to disclose in its Management’s Discussion and Analysis and other publicly filed documents, changes to material factors or assumptions underlying the forward-looking information and forward-looking statements and to the validity of the information, in the period the changes occur. The forward-looking statements and forward-looking information are made as of the date hereof and Aris Gold disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements or forward-looking information contained herein to reflect future results. Accordingly, readers should not place undue reliance on forward-looking statements and information.

Qualified Persons and Technical Information

Pamela De Mark, P.Geo., Vice President Exploration of Aris Gold, is a Qualified Person as defined by National Instrument 43-101, and has reviewed and approved the technical information contained in this Management’s Discussion and Analysis.

Measured and Indicated mineral resources are inclusive of mineral reserves. Mineral resources and reserves are as defined by the Canadian Institute of Mining, Metallurgy, and Petroleum’s 2014 Definition Standards for Mineral Resources & Mineral Reserves. Mineral resources are not mineral reserves and have no demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.

Unless otherwise indicated, the scientific disclosure and technical information included in this MD&A is based upon information included in the NI 43-101 compliant technical reports entitled:

1.

Marmato Technical Report entitled “Revised NI 43-101 Technical Report Pre-Feasibility Study Marmato Project Colombia” dated September 18, 2020 with an effective date of March 17, 2020. The Marmato Technical Report was prepared by Ben Parsons, MSc, MAusIMM (CP), Eric J. Olin, MSc Metallurgy, MBA, SME-RM, MAusIMM, Fernando Rodrigues, BS Mining, MBA, MAusIMM, MMSAQP, Jeff Osborn, BEng Mining, MMSAQP, Joanna Poeck, BEng Mining, SME-RM, MMSAQP, Fredy Henriquez, MS Eng, SME, ISRM, Breese Burnley, P.E., Cristian A Pereira Farias, SME-RM, David Hoekstra, BS, PE, NCEES, SME-RM, David Bird, PG, SME-RM, Mark Allan Willow, MSc, CEM, SME-RM, and Tommaso Roberto Raponi, P.Eng, each of whom is independent of the Company within the meaning of NI 43-101 and is a “Qualified Person” as such term is defined in NI 43-101.

2.

Juby Technical Report entitled “Technical Report on the Updated Mineral Resource Estimate for the Juby Gold Project” dated October 5, 2020 with an effective date of July 14, 2020. The Juby Technical Report was prepared by Joe Campbell, B.Sc., P.Geo., Alan Sexton, M.Sc., P.Geo., Duncan Studd, M.Sc., P.Geo. and Allan Armitage, Ph.D., P.Geo., each of whom is independent of the Company within the meaning of NI 43-101 and is a “Qualified Person” as such term is defined in NI 43-101.

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Management’s Discussion and Analysis Three months and years ended December 31, 2021 and 2020

Mineral Resources and Mineral Reserves

Marmato mineral reserves effective March 17, 2020

Area	Category	Tonnes (kt)	Grade (g/t)		Contained metal (koz)
			Au	Ag	Au	Ag
Upper Mine	Proven	802	5.2	22.1	133	569
	Probable	4,342	4.0	14.2	555	1,981
	Upper Mine Total	5,144	4.2	15.4	688	2,550
Lower Mine	Proven	-	-	-	-	-
	Probable	14,556	2.9	3.8	1,333	1,799
	Lower Mine Total	14,556	2.9	3.8	1,333	1,799
Total	Proven	802	5.1	22.1	133	569
	Probable	18,898	3.1	6.2	1,888	3,780
	Total	19,701	3.2	6.9	2,021	4,348

Notes:

(1)

The mineral reserve estimate was prepared by Fernando Rodrigues, BS Mining, MBA, MMSAQP, MAusIMM and Joanna Poeck, BEng Mining, SME-RM, MMSAQP, both of SRK, who are Qualified Persons as defined by National Instrument 43-101.

(2)	Totals may not add up due to rounding.
(3)

Mineral reserves are reported above cut-off grades of 2.23 g/t Au, 1.91 g/t Au, and 1.61 g/t Au, depending on mining method and location. The cut-off grade calculations assume a $1,400 per ounce gold price, metallurgical recoveries of 85% and 95% for the Upper Mine and 95% for the Lower Mine, mining costs of $49.45/t and $46/t for the Upper Mine depending on mining method and $42/t for the Lower Mine, G&A costs of $13.63/t for the Upper Mine and $3/t for the Lower Mine, processing costs of $12.24/t for the Upper Mine and $14/t for the Lower Mine, royalties of $8.96/t for the Upper Mine, and production taxes of $6.75/t for the Lower Mine.

(4)

The Upper Mine is defined as the current operating mine levels above the 950 m elevation using cut and fill mining, and the Lower Mine is defined as below the 950 m elevation using mostly long hole open stoping methods. Cut and fill mining assumes dilution averaging 26% and mining recovery averaging 90%. Long hole open stoping assumes dilution of 8% and mining recovery of 92.5%.

(5)	Mineral reserves from the Transition Mine, as described in the PFS, are now included in the Upper Mine reserve estimate.

Marmato mineral resources effective June 30, 2021

	Category	Quantity (Mt)	Grade (g/t)		Contained metal (koz)
			Au	Ag	Au	Ag
Upper Mine	Measured	2.7	6.2	28.2	545	2,492
	Indicated	10.9	4.3	17.9	1,492	6,258
	Measured and Indicated	13.6	4.7	20.0	2,037	8,751
	Inferred	1.7	3.0	16.3	161	873
Lower Mine	Measured	0.1	5.7	22.3	18	69
	Indicated	43.2	2.7	3.6	3,753	5,027
	Measured and Indicated	43.3	2.7	3.7	3,771	5,096
	Inferred	29.2	2.6	2.6	2,407	2,409
Total	Measured	2.8	6.2	28.0	562	2,561
	Indicated	54.0	3.0	6.5	5,245	11,285
	Measured and Indicated	56.9	3.2	7.6	5,808	13,847
	Inferred	30.8	2.6	3.3	2,567	3,282

Notes:

(1)	Measured and Indicated mineral resources are inclusive of mineral reserves.
(2)

Mineral resources are not mineral reserves and have no demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.

(3)

The MRE was prepared by Benjamin Parsons, MSc, of SRK, who is a Qualified Person as defined by National Instrument 43-101. Mr. Parsons has reviewed and verified the drilling, sampling, assaying, and QAQC protocols and results, and is of the opinion that the sample recovery, preparation, analyses, and security protocols used for the MRE are reliable for that purpose.

(4)	Totals may not add up due to rounding.
(5)

Mineral resources are reported above a cut-off grade of 1.9 g/t Au for the Upper Mine, and 1.4 g/t Au for the Lower Mine. The cut-off grades are based on a metal price of USD$1,600 per ounce of gold, metallurgical recoveries of 85% for the Upper Mine and 95% for the Lower Mine, without consideration of revenue from other metals.

(6)

The Upper Mine is defined as the current operating mine levels above the 1,000 m elevation using cut and fill mining, and the Lower Mine is defined as below the 1,000 m elevation using mostly long hole open stoping methods.

(7)	Mineral resources from the Transition Mine, as described in the PFS, are now included in the Upper Mine estimate.

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Management’s Discussion and Analysis Three months and years ended December 31, 2021 and 2020

(8)	There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.

Juby Project mineral resources effective July 14, 2020

Area	Category	Tonnes (Mt)	Grade (g/t Au)	Contained gold (koz)

Juby Main Zone and Golden Lake Zone	Indicated	20.2	1.12	728
	Inferred	41.5	0.99	1,319

Hydro Creek-LaCarte Zone and Big Dome Zone	Indicated	1.1	1.31	45
	Inferred	5.6	0.93	169

Total	Indicated	21.3	1.13	773
	Inferred	47.1	0.98	1,488

Notes:

(1)

Mineral resources are not mineral reserves and have no demonstrated economic viability. Inferred mineral resources are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves.

(2)

The MRE was prepared by Allan Armitage, Ph.D., P.Geo. of SGS Geological Services, and Joe Campbell, B.Sc., P.Geo., Alan Sexton, M.Sc., P.Geo., and Duncan Studd, M.Sc. P.Geo. of GeoVector Management Inc., who are Qualified Persons as defined by National Instrument 43-101. Mr. Armitage, Campbell, Sexton, and Studd have reviewed and verified the drilling, sampling, assaying, and QAQC protocols and results, and are of the opinion that the sample recovery, preparation, analyses, and security protocols used for the MRE are reliable for that purpose.

(3)	Totals may not add up due to rounding.
(4)

Mineral resources are reported above an optimized pit shell with a cut-off grade of 0.4 g/t gold, based on a metal price of USD$1,450 per ounce of gold, processing and G&A costs of USD$16/t, a mining cost of USD$2.2/t, and a metallurgical recovery of 90%.

(5)	There are no known legal, political, environmental, or other risks that could materially affect the potential development of the mineral resources.

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